DATE:

July 12, 2012

TO:

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

FROM:

Mr. David Suleski

Chief Financial Officer

Rare Element Resources Ltd.

225 Union Blvd, Suite 250

Lakewood, CO 80228

(Tel) 303-278-8464

(Fax) 303-279-3772

RE: SEC Comment Letter dated June 28, 2012, in respect of:

Rare Element Resources Ltd. (the “Company”)

Form 10-K for the Fiscal Year ended June 30, 2011

Filed September 28, 2011

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Filed May 10, 2012

File No. 001-34852

Dear Ms. Jenkins:

The following responses are provided in connection with the above referenced comment letter.  We will use this guidance for the drafting of our upcoming Form 10-K filing and other public disclosures.

225 Union Blvd, Suite 250                                                                                                              P:  720-278-2460

Lakewood, CO  80228                                                                                                                      F:  720-278-2490

Form 10-K for Fiscal Year Ended June 30, 2011

Report of Independent Registered Chartered Accountants, page 64

SEC Comment #1: Please confirm that in future filings and amendments you will include an audit report, or combination of audit reports, that opines on all periods presented, including the cumulative period from June 3, 1999 (beginning inception of exploration stage) to the current fiscal year-end. Please also ensure the auditors provide a currently dated consent in connection with their audit reports, as appropriate.

Issuer Response: We concur with your comment and we will request that our auditors comply in future filings.

Consolidated Statements of Operations and Comprehensive Loss, page 67

SEC Comment #2: We note that your stock-based compensation expense is presented as a separate line item in your statement of operations. Please confirm you will modify your presentation in future filings and amendments to present stock-based compensation in the same line or lines as cash compensation paid to the same employees, or tell us why you believe your current presentation is appropriate.

Issuer Response: We will comply in future filings with your request to include stock-based compensation in the same line as cash compensation paid to same employees.

Consolidated Statements of Stockholders’ Equity, page 69

SEC Comment #3: We note you have not presented a statement of shareholders’ equity for the fiscal year ended June 30, 2009. Please ensure your future filings and amendments include a statement of shareholders’ equity for all periods required to be presented by Rule 3-04 of Regulation S-X.

Issuer Response: We will comply in future filings and include a statement of shareholders’ equity for all periods required to be presented by Rule 3-04 of Regulation S-X.

225 Union Blvd, Suite 250                                                                                                              P:  720-278-2460

Lakewood, CO  80228                                                                                                                      F:  720-278-2490

Exploration and development costs, page 71

SEC Comment #4: We note you disclose that further exploration costs related to proven and probable reserves will be capitalized. It does not appear to us that exploration costs, regardless of the existence of reserves, provide sufficient certainty of future benefits and would qualify for capitalization under US GAAP. Please confirm you will modify your accounting policy in future filings or tell us why you believe no modification is necessary.

Issuer Response: We agree that exploration costs should be expensed as incurred. We will modify our accounting policy to clearly reflect that only development costs related to mining properties with established reserves will be capitalized.

Stock-based compensation, page 72

SEC Comment #5: We note you recognize share-based payments to non-employees based on the fair value of the stock options issues. Please tell us how you have considered FASB ASC 505-50-30-6, which requires measurement of share-based payments to non-employees be measured at either the value of goods or services received or the fair value of the equity instruments issued, whichever is more reliable.

Issuer Response: We considered whether the fair value of services received was more reliably measured than the fair value of the equity instruments issued. We determined that the fair value of the equity instruments was more reliably measured for the following reasons:

•

the Company is very familiar with the calculations of fair value of options for employees and the independent contractors perform similar functions as current employees;

•

all of the terms of the share-based payment award were known; and

•

the options were granted primarily as an incentive to continue to provide future services to the Company.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Mineral reserves and resources, page 17

SEC Comment #6: We note your statement that for the mineral reserves at March 31, 2012 there is no difference between the mineral reserves disclosed under NI 43-101 and those disclosed under Industry Guide 7. Prior to declaring a reserve under Industry Guide 7, the United States Securities and Exchange Commission has generally required the completion of a final, bankable feasibility study using the 3-year average commodity price and that a company has demonstrated that the mineral property will receive its governmental permits; including the submission of the primary environmental document with the appropriate governmental authorities. Please explain

225 Union Blvd, Suite 250                                                                                                              P:  720-278-2460

Lakewood, CO  80228                                                                                                                      F:  720-278-2490

how you have made the determination that your National Instrument 43-101 pre-feasibility study meets these requirements.

Issuer Response: We believe that the mineral resources disclosed under our NI 43-101 technical report meet the requirements of Industry Guide 7, that the mineral deposit can be economically extracted, based on the robust economics of our published prefeasibility study. The pricing used in the study was based on the 3-year average rare earth oxide prices for the rare earths contained in the Bull Hill deposit and discounted by 40 percent. The 40 percent discount was deemed to be on the high end of industry estimates which typically range from 25-40 percent, to reflect that the saleable product is a rare earth carbonate concentrate. Further consideration was given to the extensive mineralized sampling and analysis to-date: the total average level of engineering completed to date, which is estimated to be 25-30 percent; easily accessible location in northeast Wyoming on a combination of U.S. Forest Service, state and private lands; and favorable infrastructure and access to power and labor. Combined, these positive factors supported our belief that the project resources are economically extractible.

In addition, we believe that the property will receive a positive and timely Record of Decision from the U. S. Forest Service and a permit to mine from the State of Wyoming in due course, based on our April 2012 submittal of our Plan of Operation to the U.S. Forest Service. We have been performing drilling operations at the Bear Lodge Project under an Environmental Assessment since 2009. We believe that there is a high probability that we will receive all the necessary permits to mine in 2014 that will allow us to begin mining the ore in late 2015.

SEC Comment # 7: Please provide to us the information that you used to determine your 3-year average pricing. This information should include the specific data used to calculate your 3-year average price including monthly prices, source, and location. In addition, please provide a comparison of the grade distribution of your planned rare earth concentrate versus the grade distribution and pricing of referenced concentrates.

Issuer Response: The Company used the three year average prices by averaging the prices for three years 2009, 2010 and 2011 as publish by the rare earth publication Metal Pages www.metal-pages.com.

As consistent with industry practice for published preliminary economic assessments and preliminary feasibility studies, the Pre-Feasibility Study assumes an average price of $17.36 per kilogram ($7.87 per pound) of bulk mixed rare earth oxide (REO) concentrates with an average grade of 45% total rare earth oxide (TREO). This price was  derived from  the three-year (2009-2011) trailing average of separated individual REO prices, FOB China, from the Metal-Pages Bulletin and based on the grades of individual REOs contained in the measured and indicated (M&I) oxide resource. Recognizing that the output of concentrate produced

225 Union Blvd, Suite 250                                                                                                              P:  720-278-2460

Lakewood, CO  80228                                                                                                                      F:  720-278-2490

from the Bull Hill mine is a “basket mix” of individual rare earths as carbonates, a discount of 40% was assumed for the concentrate pricing in the economic models. We consider the 40 percent discount to be a worst case scenario and based on our review of similar pricing studies by rare earth companies the range of discounts used have been about 30 to 35 percent.

Metal-Pages also reports prices for RE carbonate concentrate, containing 42-45% TREO, FOB China. A three-year trailing average of RE carbonate concentrate prices from Metal-Pages is $19.69 per kilogram ($8.93 per pound), and a four-year trailing average of RE concentrate prices is $15.92 per kilogram ($7.22 per pound). The assumed price of $17.36 per kilogram ($7.87 per pound) is a reasonable figure that falls between these two average prices. It is important to note the following:

1.  Bulk mixed RE concentrate prices are lower than refined REO prices by 30 to 40 percent depending on market dynamics.

2.  Historic  RE  concentrate  prices  during  2008,  2009,  and  H1  2010   are significantly lower than prices during 2011 and the current RE  concentrate prices as quoted in Metal-Pages (Metal-Pages provides an online subscription service of metal prices, news, and information for non-ferrous  metals, rare earths, and ferro-alloys.)

3.  For the Bull Hill basket price, prices as of January 1, 2012 have increased by approximately 900 percent from the low average point of 2009, owing to the drastic reduction in Chinese exports of basic REE raw materials triggered during the third quarter of 2010. After a year of rising REO prices, rare-earth prices began falling substantially in August of  2011,  but current prices of individual REOs FOB China remain 500% to 1000% higher than those prior to July  2010.

4.  The initial sale of RE carbonate concentrates from the Bull Hill Mine would likely be subject to a number of supply contracts for which a price would be set for a period of time in the contract with buyers. These mid to long-term price contracts can differ substantially from quoted spot prices for the metals with smaller markets, such as REE.

5.  RER has conducted tests, and plans to conduct additional tests, on separation of individual REO for the future sale of the higher value products, which would eliminate or reduce the 40 percent RE concentrate discount from REO prices.

The price assumptions used for bulk mixed rare-earth carbonate concentrates (Table 19.1) are based on compilations for the past three years that range from $2.81 per kilogram ($1.27 per pound) (2009), to $8.56 per kilogram ($3.88 per pound) (2010), to $40.73 per kilogram ($18.47 per pound) (2011). The concentrates are estimated to contain approximately 45% REO and were calculated using a 40 percent discount from REO prices in all periods. The concentrate prices are derived from REO prices as quoted on Metal-Pages’ and based on FOB China through December 31, 2011.

225 Union Blvd, Suite 250                                                                                                              P:  720-278-2460

Lakewood, CO  80228                                                                                                                      F:  720-278-2490

Table 19.1 – Bull Hill Discounted Basket Prices per Kilogram for RE Concentrate 2009 through 2011, 3-Year and Current Price (1-1-12)

Year	Average
2009	$2.81
2010	$8.56
2011	$40.73
3-Year Average	$17.36
Current: Jan. 1st, 2012	$29.08

(Metal-Pages Historic Prices)

REO pricing over the past three years and the current prices are shown in Table 19.3. This information is shown only to indicate the increases and subsequent decreases in prices  for  individual  REO  and  its  potential  effect  if  the  Project  progresses  into individual REO production. There is no certainty the current prices will be maintained for the duration of the operating life of the Bull Hill Mine.

Table 19.3 - REO Prices per Kg 2008 through 2011 and Current Prices (January 1, 2012)

Rare-Earth Oxide REO	Bull Hill M&I REO %	3-Year Average $/Kg	2009 $/Kg	2010 $/Kg	2011 $/Kg	Current 1/1/2012 $/Kg
Ce_2O_3	1.630	$41.23	$4.20	$21.19	$98.30	$42.50
La_2O_3	1.050	$43.91	$5.90	$23.69	$102.10	$51.00
Nd_2O_3	0.660	$98.82	$14.85	$47.25	$234.40	$195.00
Pr_2O_3	0.186	$85.82	$14.75	$45.75	$195.70	$165.00
Sm_2O_3	0.102	$41.06	$4.50	$16.45	$102.20	$78.50
Gd_2O_3	0.049	$58.46	$6.50	$22.06	$146.80	$102.50
Y_2O_3	0.030	$59.16	$13.50	$25.78	$138.20	$90.50
Eu_2O_3	0.021	$1,295	$465	$552	$2,868	$3,790
Dy_2O_3	0.011	$595	$105	$228	$1,453	$1,410
Tb_2O_3	0.004	$1,078	$350	$536	$2,349	$2,810
Bull Hill	**3.750**	**$17.36**	**$2.81**	**$8.56**	**$40.73**	**$29.08**

225 Union Blvd, Suite 250                                                                                                              P:  720-278-2460

Lakewood, CO  80228                                                                                                                      F:  720-278-2490

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions.

Sincerely

Rare Element Resources Ltd.

/s/ David P. Suleski

David P. Suleski

Chief Financial Officer

dsuleski@rareelementresources.com

Direct Phone: 720-278-2468

225 Union Blvd, Suite 250                                                                                                              P:  720-278-2460

Lakewood, CO  80228                                                                                                                      F:  720-278-2490